Dillard's Inc.
1600 Cantrell Road – P.O. Box 486 – Little Rock, Arkansas  72203
Telephone:  501-376-5200     Fax:  501-376-5917

James I. Freeman
Senior Vice-President
Chief Financial Officer
Telephone:  501-376-5980
Fax:  501-376-5917

March 2, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  H. Christopher Owings

Re:	Dillard’s, Inc. (File No. 001-06140)
Response to SEC Comment Letter dated January 30, 2009

Dear Mr. Owings:

On behalf of Dillard’s, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 30, 2009 (the “Comment Letter”) relating to the following Company filings:

•	Form 10-K for the fiscal year ended February 2, 2008 filed April 2, 2008
•	Definitive Proxy Statement on Schedule 14A filed April 22, 2008 (the “2008 Annual Meeting Proxy Statement”)
•	Form 10-Q for the quarter ended May 3, 2008 filed June 10, 2008
•	Form 10-Q for the quarter ended August 2, 2008 filed September 11, 2008
•	Form 10-Q for the quarter ended November 1, 2008 filed December 9, 2008

For the Staff’s convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by the response of the Company.

We note that during a February 10, 2009 conversation between Staff member Mr. Milwood Hobbs and Mr. Steven Nelson of the Company, Mr. Hobbs agreed to extend until February 20, 2009, the time in which the Company had to respond to the Comment Letter.  We further note that during a February 20, 2009 conversation between Staff member Ms. Donna Disilvio and Mr. Steven Nelson of the Company, Ms. Disilvio agreed to further extend until March 2, 2009, the time in which the Company had to respond to the Comment Letter.

General

1.
Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like.  These additional disclosures should be included in your future filings.

Response:

As requested, where a comment below requests additional disclosure to be included in a Company filing, the Company has included in its response the disclosure it proposes to include in its 2008 Form 10-k and/or Proxy filings.

In responding to the Staff’s request that the Company’s response include the substance of the revised disclosures, the Company has provided the language it would propose to include in future filings.  However, to the extent the Company revises its disclosure in the future, the exact language provided in this letter may not be used verbatim.  In such a case, the material substance of the disclosure provided in this letter will be included in the Company’s future filings.

Form 10-K For the Fiscal Year Ended February 2, 2008

Item 1. Business

General

2.
Please revise your disclosure to include the total number of persons employed by the Company. Also consider identifying the number of employees in each position within the Company’s organizational structure or in each geographic region in which the Company operates. Refer to Item 101(c)(xiii) of Regulation S-K.

Response:

For this disclosure under Item 1 in future filings, the Company will delete our reference to the Item 6 heading “Number of employees-average” and will add disclosure in the following format to Item 1:

“As of January 31, 2009, the Company employed approximately 52,800 full-time and part-time associates, of which 34% were part-time.  The number of associates varies during the year, especially during peak seasonal selling periods.”

The Company respectfully advises the Staff that we do not evaluate employees by geography and therefore will retain our current disclosure.  Further, we do not believe disclosing employees by position would provide meaningful information to the readers.

Item 1. Business, page 1

3.
You refer to the Company’s “exclusive brand merchandise such as Antonio Melani, Gianni Bini, Roundtree & Yorke and Daniel Cremieux.” Please tell us the importance, duration and effect of any trademarks and licenses held in connection with these exclusive brands. Refer to Item 101(c)(iv) of Regulation SK.

Response:

The exclusive brands named in our annual report (Antonio Melani®, Gianni Bini® and Roundtree & Yorke®) are examples of more than fifty exclusive brands carried by Dillard’s.  In future filings, the Company will add the following description to Item 1, Business:

“Dillard’s exclusive brand/private label merchandise program provides benefits for Dillard’s and our customers. Our customers receive fashionable, enhanced quality, product often at a savings compared to national brands.  Dillard’s private label merchandise program allows us to ensure Dillard’s high standards are achieved, while minimizing costs and differentiating our merchandise offerings from other retailers.

Dillard’s exclusive brands/private label merchandise program allows it to control quality and consistency of merchandise across seasons and items such that consumers know when they buy our exclusive brands that they are purchasing high quality, consistent, fashionable merchandise at a reasonable price.  Such perception clearly furthers our reputation as an upscale department store.
The Company has made a significant investment in its trademark and license portfolio, in terms of design function, advertising, quality control, manufacturing process and quick response to market trends in a quality manufacturing environment.

Dillard’s trademark registrations are maintained for so long as Dillard’s maintains the exclusive right to use the trademarks on the listed products.”

Item 2. Properties,  page 6

4.
Your disclosure relating to the description of properties owned or leased should be enhanced to provide an investor a better understanding of the properties since a significant portion of the property relating to your retail stores is owned. According to your disclosure, you own 77% of the stores and 86% of the square footage selling space. Given the potential material value relating to your significant ownership position in these assets, please expand your disclosure to provide additional information on the geographic location of your warehouses, distribution and fulfillment centers, as well as the more than 300 retail store distribution where you own a significant amount of land and buildings. Refer to Instruction 1 to Item 102 of Regulation S-K.

Response:

In future filings, the Company will amend its Item 2 disclosures as detailed below:

“ITEM 2.	PROPERTIES.

All of our stores are owned or leased from third parties.  Our third-party store leases typically provide for rental payments based on a percentage of net sales with a guaranteed minimum annual rent.  In general, the Company pays the cost of insurance, maintenance and real estate taxes related to the leases.  At January 31, 2009, we operated 315 stores in 29 states totaling approximately 54,200 square feet of which we owned approximately 46,800 square feet.

The following table summarizes by state of operation the number of retail stores we operate and the corresponding owned and leased footprint at January 31, 2009:

	Number of stores	Owned Stores	Leased Stores	Owned Building on Leased Land	Partially Owned and Partially Leased
Alabama	11	10	0	0	1
Arkansas	8	7	0	0	1
Arizona	17	16	0	1	0
California	3	3	0	0	0
Colorado	9	8	1	0	0
Florida	46	41	0	5	0
Georgia	12	8	2	2	0
Iowa	5	5	0	0	0
Idaho	2	1	1	0	0
Illinois	3	2	0	1	0
Indiana	3	3	0	0	0
Kansas	7	3	2	2	0
Kentucky	6	5	1	0	0
Louisiana	14	12	1	0	1
Missouri	11	8	1	2	0
Mississippi	6	4	1	1	0
Montana	3	2	1	0	0
North Carolina	16	14	1	1	0
Nebraska	3	2	1	0	0
New Mexico	6	2	3	0	1
Nevada	4	4	0	0	0
Ohio	16	10	6	0	0
Oklahoma	10	6	4	0	0
South Carolina	8	8	0	0	0
Tennessee	11	8	1	1	1
Texas	59	41	11	1	6
Utah	6	4	2	0	0
Virginia	9	5	2	1	1
Wyoming	1	1	0	0	0

Total	315	243	42	18	12

At January 31, 2009, we operated six regional distribution facilities, one Internet fulfillment center, a principal executive office and the CDI Contractors, LLC executive office.  Information regarding those properties is presented below:

	Location	Square Feet	Owned / Leased
Distribution Centers:	Mabelvale, AR	400	Owned
	Gilbert, AZ	295	Owned
	Valdosta, GA	370	Owned
	Olathe, KS	500	Owned
	Salisbury, NC	355	Owned
	Ft. Worth, TX	700	Owned
Internet Fulfillment Center	Nashville, TN	285	Leased
Dillard’s Executive Offices	Little Rock, AR	305	Owned
CDI Contractors, LLC Executive Office	Little Rock, AR	25	Owned

Total		3,235

Additional information is contained in Notes 1, 3, 13, 14 and 15 of “Notes to Consolidated Financial Statements,” in Item 8 hereof.”

The Company additionally notes for the Staff that it has fourteen non-operating properties which have not been included in the above described disclosure.

Item 4. Submission of Matters to a Vote of Security Holders, page 7

5.
Please confirm that the table under “Executive Officers of the Company” includes the names of all persons chosen to become executive officers, in addition to all current executive officers, or revise the table accordingly. In addition, we note that you have indicated that each person listed in the table has served in a “managerial” position with the Company for at least five years. However the following issues remain unclear: (i) the term of each person’s current office, and (ii) the period during which each person has served in his current office. Please revise the disclosure to clarify these issues. Refer to Item 401(b) of Regulation SK.

Response:

In future filings, the Company will amend its Item 4 disclosure concerning executive officers of the Company as detailed below:

“Executive Officers of the Company

The following table lists the names and ages of all Executive Officers of the Registrant, the nature of any family relationship between them and all positions and offices with the Registrant presently held by each person named.  Each is elected to serve a one-year term.  There are no other persons chosen to become Executive Officers.

Name	Age	Position & Office	Held Present Office Since	Family Relationship

William Dillard, II	64	Director; Chief Executive Officer	1998	None

Alex Dillard	59	Director; President	1998	Brother of William Dillard, II

Mike Dillard	57	Director; Executive Vice President	1984	Brother of William Dillard, II

G. Kent Burnett	64	Vice President	1980	None

Drue Corbusier	62	Director; Executive Vice President	1998	Sister of William Dillard, II

James I. Freeman	59	Director; Senior Vice President; Chief Financial Officer	1988	None

Steven K. Nelson	51	Vice President	1988	None

Robin Sanderford	62	Vice President	1998	None

Paul J. Schroeder	61	Vice President; General Counsel	1998	None

Burt Squires	59	Vice President	1984	None

Julie A. Taylor	57	Vice President	1998	None

David Terry	60	Vice President	1992	None”

Item 6. Selected Financial Data, page 10

6.
Please revise your presentation to include the amounts for Other Long-Term Liabilities of $217.4 million as of February 2, 2008 which is required to be included for all periods presented to comply with Item 301 of Regulation S-K. See paragraph 2 of Instruction 1 to Item 301 of Regulation S-K. Please also include these liabilities in your tabular presentation of contractual obligations and commercial commitments table on page 26 in management’s discussion and analysis.

Response:

In future filings, the Company will include Other Long-Term Liabilities within the selected financial data table.  For the most significant items included in other long-term liabilities: defined benefit plan accrual, self insurance liabilities and income tax contingencies, the Company has previously disclosed such amounts within the contractual obligations table when there are known scheduled payment dates.  When scheduled due dates cannot be practically estimated these items are included within the footnotes to the table.  In future filings, the Company will expand the footnote disclosure to the contractual table to include the amount of each liability as detailed below.

“CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

To facilitate an understanding of the Company’s contractual obligations and commercial commitments, the following data is provided:

PAYMENTS DUE BY PERIOD

(in thousands of dollars) Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$956,611	$196,446	$25,490	$113,043	$621,632
Interest on long-term debt	752,247	62,209	110,554	100,627	478,857
Guaranteed beneficial interests in the Company’s subordinated debentures	200,000	-	-	-	200,000
Interest on guaranteed beneficial interests in the Company’s subordinated debentures	457,356	14,918	29,918	30,164	382,356
Other short-term borrowings	195,000	195,000	-	-	-
Capital lease obligations, including interest	41,243	4,684	7,197	17,296	12,066
Defined benefit plan participant payments	121,181	4,221	10,927	11,136	94,897
Deferred income	11,382	2,245	2,880	1,251	5,006
Other liabilities	4,845	873	2,953	185	834
Purchase obligations (1)	1,524,916	1,524,916	-	-	-
Operating leases (2)	255,691	56,065	87,339	79,144	33,143
Total contractual cash obligations (3) (4)	$4,520,472	$2,061,577	$277,258	$352,846	$1,828,791

(1)
The Company’s purchase obligations principally consist of purchase orders for merchandise and store construction commitments.  Amounts committed under open purchase order for merchandise inventory represent $1.4 billion of the purchase obligations, of which a significant portion are cancelable without penalty prior to a date that precedes the vendor’s scheduled shipment date.

(2)	The operating leases included in the above table do not include contingent rent based upon sales volume, which represented approximately 10% of minimum lease obligations in fiscal 2007.

(3)
The total liability for Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) uncertain tax positions is approximately $34.2 million, including tax, penalty and interest (refer to Note 7 to the consolidated financial statements).  We are not able to reasonably estimate the timing of future cash flows and have excluded these liabilities from the table above; however, at this time, we do not expect a significant payment relating to these obligations within the next year.

(4)
We are unable to reasonably estimate the timing of future cash flows of workers’ compensation and general liability insurance reserves of $33.6 million, gift card liabilities of $15.3 million and escheatment liabilities of $3.5 million and have excluded these in the table above.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Executive Overview, page 12

7.
Recent news reports regarding the economy and analyses of the recent difficulties in the retail, financial and credit markets have focused on the negative impact these uncertain times have had on consumer retail spending in 2008. Further, these reports support the contention that current economic difficulties have caused and will continue to cause consumers to reduce their discretionary retail spending. We note your indication in your Form 10-Q for the period ending November 1, 2008, that you “continue to take aggressive action to navigate these challenging times.” Please ensure that you discuss in detail the actions you have taken and expect to continue to take in light of the current economic environment with respect to the closure of stores, reductions in capital spending and implementation of operating expense reductions.

Please revise your disclosure to provide an overview of your performance in the last fiscal year, to discuss how these trends and current economic issues are affecting your current operations as well as liquidity, and to discuss the impact you anticipate they will have in future periods. In this regard, discuss any specific programs you have developed or will develop in order to address these trends and offset their impact on results of operations in future periods. Refer to Item 303(a)(1)(2)(3) of Regulation S-K. Also, for further guidance please refer to Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.

Response:

The Company recognizes the risk that broad economic factors impacting consumer spending may affect the business, and has discussed this risk in the Risk Factors section of our Form 10-K. Please see in particular the discussion under Changes in economic, market and other conditions could adversely affect our operating results within Item 1A.  In light of the negative impact on consumer spending in 2008, the Company will provide additional discussion in the overview section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.  This will consist of a high level overview of operating results, economic and business trends, to the extent significant, that influenced our results and the impact any trends identified will have on future periods, to the extent known. Further, in future filings we will continue to highlight and update specific actions taken by the Company which are intended to build long-term customer relationships and improve the profitability and/or daily operations.  Specifically, we will address the closure of underperforming stores, reduction in capital expenditures, merchandise initiatives, staff reductions and improvements in operating expenses.   The Company will also add language to the section substantially similar to the following:

“Overview

We achieved net sales of $7,207.4 million during fiscal 2007 (52 weeks), a decrease of $428.7 million or 6% from fiscal 2006 (53 weeks). During 2007, a significant slowdown in consumer spending, especially in the second half of 2007, had a negative impact on net sales.  Gross profit, as a percentage of net sales decreased 50 basis points, primarily due to higher markdowns partially offset by insurance reimbursements from the 2005 hurricane season.  Advertising, selling, administrative and general expense, or SG&A, as a percentage of net sales, increased by 1.2 percentage points in fiscal 2007. We recorded asset impairment charges of $20.5 million during the year related to underperforming stores.  Net interest and debt expense increased by $3.9 million in fiscal 2007 due primarily to an interest credit in the prior year of $10.5 million related to statute expirations and audit settlements with taxing authorities partially offset by lower weighted average total debt in the current year and an increase in capitalized interest.  The effective tax rate was 19.5% for fiscal 2007, compared with 7.7% for fiscal 2006.  Net income for fiscal 2007 was $53.8 million, or $0.68 per diluted share, compared with net income of $245.6 million, or $3.05 per diluted share, for fiscal 2006.

As of February 2, 2008, we had working capital of $761 million, cash and cash equivalents of $88.9 million, and $1,351.6 of debt outstanding.  Cash flows from operating activities were $254.4 million for fiscal 2007. We operated 326 total stores as of February 2, 2008, a decrease of 0.6% from the same period last year.

Key Performance Indicators
We use a number of key indicators of financial condition and operating performance to evaluate the performance of our business, including the following:

	Fiscal Year Ended
	February 2, 2008	February 3, 2007*	January 28, 2006
Net sales (in millions)	$7,207.4	$7,636.1	$7,551.7
Sales per square foot	$128	$135	$134
Total store count at end of period	326	328	330
Net sales trend	-6%	1%	0%
Comparable store sales trend	-6%	0%	0%
Gross profit (in millions)	$2,420.8	$2,603.7	$2,537.7
Gross profit as a percentage of sales	33.6%	34.1%	33.6%
Comparable store inventory trend	-1%	-4%	3%
Merchandise inventory turnover	2.5	2.6	2.6
Cash flow from operations (in millions)	254.4	360.6	369.1
* 53 weeks”

Critical Accounting Policies and Estimates, page 14

Merchandise Inventory, page 15

8.
We note the number of stores in operation has declined during fiscal 2007, but your merchandise inventory balance has increased. Explain to us and disclose the reason for the increase as of February 2, 2008 and November 1, 2008. Please disclose if your estimates relating to markdown have materially changed during all periods presented. Also, please revise your discussion in management’s discussion and analysis to discuss any material trends relating to higher average inventory amounts per store and the impact on liquidity and your results of operations.

Response:

The increase in inventory from February 2, 2008 to November 1, 2008 is a direct result of the Company’s business which is highly seasonal.  The Company has historically realized a significant portion of sales, net income, and cash flow in the second half of the fiscal year, attributable to the impact of the back-to-school selling season in the third quarter and the holiday selling season in the fourth quarter. Additionally, working capital requirements fluctuate during the year, increasing in mid-summer in anticipation of the third and fourth quarters.  The fluctuation in inventory is a direct result of the seasonality of the business and not related to estimated markdowns.  The Company has provided below total inventory and comparable inventory for the last two fiscal year ends and the last two third quarters to better articulate the seasonality of the business.

	February 2, 2008	February 3, 2007	November 1, 2008	November 3, 2007
Total inventory (in thousands)	$1,779,279	$1,772,150	$2,242,710	$2,363,176
Percentage change from comparable period	0.4%		(5.1)%
Total number of stores	326	328	317	331
Comparable store inventory trend	-1%	-4%	-7%	-2%

The Staff’s comment is duly noted and in future filings on Form 10-K and Form 10-Q we will provide expanded disclosure if there are known material trends.  We also note for the staff that we expect our inventory levels to decrease over 20% at January 31, 2009.

We will also add additional disclosures in Item 7 to discuss the seasonality of inventory levels.

9.
Please expand your disclosure to indicate whether there have been significant variances between your estimates of shrinkage when compared to adjustments resulting from physical inventories each fiscal period.

Response:

In future filings, the Company will add the following disclosure regarding merchandise inventory:

“The Company regularly records a provision for estimated shrinkage, thereby reducing the carrying value of merchandise inventory.  Complete physical inventories of all of the Company’s stores and warehouses are performed no less than annually, with the recorded amount of merchandise inventory being adjusted to coincide with these physical counts.  The differences between the estimated amounts of shrinkage and the actual amounts realized have been insignificant.”

Merchandise Vendor Allowances, page 15

10.
Please revise your disclosure to clarify what estimates you make with respect to merchandise vendor allowances and how do you determine the amount being estimated for all periods presented. For example, please state if you estimate the amount of vendor allowances recorded each period based on volume of units sold.

Response:

The Company notes that its current disclosure includes the specific timing of recognition for cooperative advertising allowances (period in which advertising occurred) and payroll reimbursements (period in which reimbursement occurred).  We conclude that the staff’s comment regarding estimates concerns all other merchandise vendor allowances.  In future filings, the Company will add the following disclosure to its discussion regarding merchandise vendor allowances:

“Amounts of vendor concessions are recorded only when an agreement has been reached with the vendor and the collection of the concession is deemed probable.

All such merchandise vendor allowances are recognized as a reduction of cost purchases when received.  Under the retail method of accounting for inventory, a portion of these allowances reduces cost of goods sold and a portion reduces the carrying value of merchandise inventory.”

Finite-lived Assets, page 16

Goodwill, page 16

11.
Please disclose the nature and the amount of goodwill impairment charges for all periods presented along with key assumptions used to determine your estimates. If no amounts were recorded based on your most recent or annual review, please state so in your disclosure.

Response:

The Company notes that the amount of goodwill impairment charges recorded is disclosed under the “Results of Operations” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  Further, the Company feels that the estimates used to test goodwill for impairment are listed in this Goodwill section on page 16.

Results of Operations Sales, page 18

12.
Your disclosure states that sales decreased 6%, or more than $400 million in fiscal 2007 and you provide the percent of decrease by category. Please discuss the reasons for the current trends such as higher markdowns or fewer transactions while providing investors with the actions, if any, taken to reduce the decline such as increased advertising. Also, please discuss whether you believe these trends will continue to impact sales and your results of operations in future periods. Refer to Item 303(a)(3) of Regulation S-K.

Response:

As mentioned in the Risk Factors section, there are many variables that impacted sales in fiscal 2007.  Sales are impacted by merchandise selection, mall traffic and location of the retail stores.  As indicated in the filing, there was a decrease in gross margins due to the increase in markdowns for the period.  The gross margin decline of 60 basis points of sales was primarily driven by higher markdowns as the Company responded to lackluster sales performance in an effort to maintain appropriate inventory control.  The Company will continue to disclose the event and amount that had a significant impact to the current year’s operating results as well as significant items that would have an impact on future operations. The Company will also add language within the Results of Operations section substantially similar to the following:

“Net sales decreased by $428.6 million, or by 6% in fiscal 2007 (52 weeks), as compared to fiscal 2006 (53 weeks). Comparable store sales also declined 6%, reflecting comparable store sales decreases in all our merchandise categories.  Although sales were soft across all merchandise categories, the Company’s best performing categories was shoes and ladies’ apparel and accessories.  The weakest sales results were in juniors’ and children’s apparel and home. Geographically, all regions reported a decrease while sales in the Central and Western regions outperformed the sales in the Eastern region.

Net sales were negatively impacted by a decline in mall store traffic.  The net sales decrease reflected a 6% decrease in the number of sales transactions while the average dollars per sales transaction remained even.

We believe sales in all categories were affected by the decline in the general economic environment.  We are continuing to focus on our execution of merchandise mix and levels in order to improve performance.  The current slowdown in the United States economy will have an adverse affect on consumer confidence and consumer spending habits, which will result in both reduced customer traffic and comparable store sales.  The decline in revenue may have a resultant increase in inventory levels and markdowns.  These negative economic conditions may also affect future profitability and may cause us to reduce the number of stores.”

Liquidity and Capital Resources, page 22

13.
Item 303(A)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flows from operations.

Response:

In future filings, the Company will expand its disclosures as follows:

“Liquidity and Capital Resources

At present, there are numerous general business and economic factors affecting the retail industry. These factors include: (1) consumer confidence; (2) competitive conditions, (3) substantial declines in the stock markets in 2008 and continued stock market volatility; (4) the recession in the U.S. and numerous economies around the globe; (5) high levels of unemployment in various sectors and (6) other factors that are both separate from, and outgrowths of, the above. These conditions may impact our comparable stores sales which may result in reduced cash flows if we are not appropriately managing our inventory levels or expenses.   Further, if one or more of these conditions continue or worsen, we may experience a further adverse effect on our business, financial condition and results of operations, including our ability to access capital.”

Item 9A. Controls and Procedures, page 30

14.
We note your indication that, other than the implementation of a control over the calculation and review of equity earnings of CDI Contractors LLC, there were no changes in your internal control over financial reporting identified in connection with the evaluation performed during the periods covered by this report. Rather than state that there were no changes other than those described, please state that there were changes that materially affected your internal control over financial reporting and refer readers to the discussion of those changes.

Response:

Should changes in internal control over financial reporting occur in the future, the Company will affirmatively state that there were changes that materially affected its internal control over financial reporting and will refer readers to a discussion of the changes.

Item 10. Directors and Executive Officers of the Registrant, page 31

15.	Please incorporate by reference from the proxy statement the section “Audit Committee Report,” in order to comply with the disclosure requirements of Item 407 of Regulation S-K.

Response:

The Company will include the appropriate language under Item 10. Directors and Executive Officers of the Registrant in future filings, as follows:

“A.  Directors of the Registrant

Information regarding directors of the Registrant is incorporated herein by reference under the heading “Nominees for Election as Directors”, under the heading “Audit Committee Report” and under the heading “Section 16(a) Beneficial Ownership Reporting Compliance” in the Proxy Statement.”

16.
You state the Company Code of Conduct applies to “all Company employees including the Company’s Directors, CEO and senior financial officers.” However, we notice that the Code of Conduct posted on your website states that it applies to all officers and employee and “[w]hen appropriate, it also covers members of the Company’s Board of Directors.” Please revise your disclosure to indicate that the Code of Conduct does not always apply to your directors and describe the circumstances under which it does not so apply.

Response:

In future filings, the Company will revise its disclosure to add the following:

“The Company’s Board of Directors (“Board”) has adopted a Code of Conduct that applies to all Company employees, including the Company’s executive officers, and, when appropriate, the members of the Board.  As stated in the Code of Conduct, there are certain limited situations in which the Company may waive application of the Code of Conduct to employees or members of the Board.

For example, since non employee members of the Board rarely, if ever, deal financially with vendors and other suppliers of the Company on the Company’s behalf, it may not be appropriate to seek to apply the Code of Conduct to their dealings with these vendors and suppliers on behalf of other organizations which have no relationship to the Company.  To the extent that any such waiver applies to an executive officer or a member of the Board, the waiver requires the express approval of the Board, and the Company will promptly disclose to its shareholders that a waiver has been granted. The current version of the Code of Conduct is available free of charge on the Company’s website, www.dillards.com, and is available in print to any shareholder who requests copies by contacting Julie J. Bull, Director of Investor Relations, at the Company's principal executive offices set forth above.”

Item 11. Executive Compensation, page 31

17.	Please include the disclosure required by Item 407(e)(4) of Regulation S-K or confirm to us that you have no disclosure to provide that is applicable to this item.

Response:

The Company confirms to the staff that it has no disclosure to provide under the requirements of Item 407(e)(4) of Regulations S-K.

Item 15. Exhibits

Exhibits 31(a) and 31(b)

18.
Please revise the certifications filed as Exhibit 31(a) and 31(b) so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. Specifically, at a minimum please amend your Form 10-K to provide revised certifications that include the language in paragraph 4 to the effect that your certifying officers are responsible for establishing and maintaining disclosure controls and procedures AND internal control over financial reporting.

Response:

The revised certifications are attached as Appendix A and Appendix B to this letter.  However, since our Form 10-K for the year ended January 31, 2009 is due to be filed within 30 days of the date of this comment letter response, the Company proposes that identical certifications as disclosed in this comment letter response (only updated for an updated certification date) be filed as exhibits to the Company’s Form 10-K for the year ended January 31, 2009 in satisfaction of this staff comment.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Vendor Allowances, page F-11

19.
We note you receive concessions from vendors through a variety of programs and arrangements. Please expand your disclosure in future filings to clarify the timing of your recognition of the concessions. In this regard, please indicate whether you recognize reimbursements as milestones are achieved or if you accrue the reimbursements. If you apply the accrual method, please indicate the factors considered in determining the reimbursements are probable and reasonably estimable.

Response:

In future filings, the Company will revise its disclosure as follows:

“Vendor Allowances – The Company receives concessions from its vendors through a variety of programs and arrangements, including cooperative advertising and margin maintenance programs.  The Company has agreements in place with each vendor setting forth the specific conditions for each allowance or payment.  These agreements range in periods from a few days to up to a year.  If the payment is a reimbursement for costs incurred, it is offset against those related costs; otherwise, it is treated as a reduction to the cost of the merchandise.  Amounts of vendor concessions are recorded only when an agreement has been reached with the vendor and the collection of the concession is deemed probable.

For cooperative advertising programs, the Company generally offsets the allowances against the related advertising expense when incurred.  Many of these programs require proof-of-advertising to be provided to the vendor to support the reimbursement of the incurred cost.  Programs that do not require proof-of-advertising are monitored to ensure that the allowance provided by each vendor is a reimbursement of costs incurred to advertise for that particular vendor.  If the allowance exceeds the advertising costs incurred on a vendor-specific basis, then the excess allowance from the vendor is recorded as a reduction of merchandise cost for that vendor.

Margin maintenance allowances are credited directly to cost of purchased merchandise in the period earned according to the agreement with the vendor.  Under the retail method of accounting for inventory, a portion of these allowances reduces cost of goods sold and a portion reduces the carrying value of merchandise inventory.

The accounting policies described above are in compliance with Emerging Issues Task Force 02-16, Accounting by a Customer (Including a Reseller) for Certain Considerations Received from a Vendor.”

Segment Reporting, page F-13

20.
We note your disclosure that you report “a single operating segment” based on your operations of more than 300 retail department stores and seven clearance centers throughout the U.S to comply with the reporting requirements of SFAS 131. We presume that your disclosure means you have identified only one reportable segment under SFAS 131. Please tell us if you have operating segments you have aggregated and if so please provide us a detail explanation of your basis for concluding each segment exhibits similar economic characteristics based on their long-term financial performance and are similar with respect to each of the five criteria discussed in that paragraph to support your position that you have only one reportable segment. Please revise your disclosure to specifically identify your operating segments and the basis for their aggregation into one reportable segment to comply with the disclosures required by paragraph 26(a) of SFAS 131.

Response:

The Company acknowledges to the staff that each of the Company’s 315 retail department stores is an operating segment under the guidance outlined in paragraph 10 of SFAS 131.  Each store engages in business activities from which it earns revenues and incurs expenses.  Discrete financial information is available for each store location.

The operating results for all 315 stores are reviewed regularly via the Company’s online financial systems by our Chief Executive Officer, who operates as our Chief Operating Decision Maker (“CODM”). Our CODM will visit each store at least annually, assesses the performance of each store and makes decisions based on this assessment.

Although the Company discloses in the MD&A sales by geography, the CODM does not review performance in this manner.  The CODM reviews each store’s performance individually.  The CODM will evaluate the mall in which the store operates, including the change in demographics in order to reevaluate merchandise allocation.  The regions disclosed by the Company in its MD&A are broad sections of the country where the Company has stores:  the Eastern region is made up of eight eastern and southeastern states; the Central region is the middle of the country comprising 11 states and the Western region is comprised of nine western states.

The key metrics that the CODM reviews include sales levels and trends, gross margin amounts and percentages of sales, and assortment and age of merchandise inventory. Our CODM reviews daily and weekly flash sales reports as well as daily and weekly sales gross margin reports that summarize gross margins before any design or buying costs. Monthly, our CODM reviews income statements by store.

The Company feels that aggregation of these numerous operating segments into one reportable segment is appropriate under paragraph 17 of SFAS 131 for the following reasons:

The nature of the products and services — The Dillard’s retail stores, including our clearance stores offer similar products, with only minor variations among the mix of merchandise to be sold.   The nature of the products sold in each of the Company’s stores and clearance stores are almost identical.  Further, our retail pricing strategy is set at corporate and applied nationally.

The nature of production processes — We do not manufacture or produce any goods for our stores. We instead purchase finished product that are ready for sale from our vendors. All of the merchandise for our clearance stores is merchandise from our Dillard’s stores.  The merchandise is purchased in bulk, and then allocated to individual stores within our chain. Lead times from order placement to delivery date are similar for all stores. In addition, all administrative and support functions are organized to support all businesses, including finance, real estate and construction, information technology, human resources, planning and allocation, and legal.

The type or class of customers for their products or services — All stores offer similar type merchandise (see above) to similar end users. All stores target similar demographics.

The methods used to deliver their products or provide their services — Our merchandise is delivered to our distribution centers, transported to the stores utilizing trucks, then sold to retail customers in retail mall locations, utilizing the same point of sale, inventory management and distribution systems and processes. All stores have the same store formats, including display merchandise in the same manner. Further all stores have the same return and exchange policies.  Our central corporate buying and allocation department primarily allocates all products.

If applicable, the nature of the regulatory environment — Not applicable to our business.

Discussion of Quantitative Economic characteristics – Our stores have similar economic characteristics. The three most meaningful measures are sales growth, gross margin and operating margin of each store.  While each store’s performance varies in the short-term, the CODM continues to monitor each store’s performance, and we believe our operating stores will have similar growth in sales and comparable gross margin and operating margin in the long-term.

We establish the same cost / retail relationship and plan for each store's gross margins in a similar manner.  Gross margins are impacted at each store based upon the allocation of merchandise and the demand for that product at the particular location.

The stores have similar expense structures; minor differences exist due to store size (stores range in size from 420,000 to 60,000 square feet; the average store size is 175,000 square feet) and the mode of store ownership (owned versus leased stores).

All stores have similar staffing models that vary only according to store size and include a store manager, one or two assistant store managers, several area sales managers as well as numerous sales associates.

Since the Company has 315 stores which are operating segments, it is difficult to make comparisons of individual store performance among that many operating segments.  Therefore, although the Company does not analyze store performance by geographic characteristics, an analysis utilizing the economic characteristics noted above was performed in order to respond to the staff’s comments.

We performed an analysis to help the staff understand our store performance by geographic region through our three operating metrics for the average of the past four years and our 2009 projections.

As shown there is virtually no significant difference in gross margin percentage.  Although the four year sales average for the west region outperformed the east and central regions, we believe that net sales in fiscal 2009 will have the same decrease across the country.   The better-than-average performance in the west region was primarily related to the increase in the new store growth in Arizona and, prior to 2008, the economic boom in Arizona and Nevada.

In analyzing our operating margin, we note that the east has a temporary decline related to the severe economic crisis in Florida.  We believe that the Florida market will rebound beyond 2009 and we expect convergence in the long-term.  Beyond 2009, we expect all stores to continue to trend toward the Company’s average sales increase, gross margin percentage and operating margin percentage.

Each of our stores do not individually meet 10% or more of revenue, absolute amount of reported profit or loss and combined assets, therefore none of its operating segments meets the quantitative thresholds outlined in paragraph 18 of SFAS 131.

Discussion of Qualitative Economic characteristics – We believe each stores’ qualitative long-term economic characteristics are similar and we believe any aggregation is arbitrary, constantly changing and is not a correct representation as to how we run our business.  We have one store format operating in various markets in the United States that do business under a single name—Dillard’s.

Confidential Treatment Requested by Dillard's, Inc. pursuant to Rule 83 - Identifying number DDS-20.

All of our stores have the same competitive risks.  The principal competitive factors that affect each store are location, quality of the merchandise, customer service and our brand loyalty, “Dillard’s.”

All stores are subject to the same operational challenges.  Each store needs to attract and retain quality employees and promote successful customer service.  Further each store has similar business and economic issues.

We also reviewed paragraph 73 of Appendix A of SFAS 131, which states,

“The Board believes that separate reporting of segment information will not add significantly to an investor's understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. The Board concluded that although information about each segment may be available, in those circumstances the benefit would be insufficient to justify its disclosure.  For example, a retail chain may have 10 stores that individually meet the definition of an operating segment, but each store may be essentially the same as the others.”

We believe the last sentence in paragraph 73 above is directly on point to Dillard’s.  Dillard’s has 315 retail stores that are essentially the same and therefore would also be aggregated into one reportable segment.

We also reviewed the financial statements of our major competitors.  To our knowledge, no other national department store retailer with one brand reports more than one operating segment. Further we are not aware of any department store retailer reporting segments by geography.

In our professional judgment after careful consideration of these measures and factors, we strongly believe each store has similar historical and long-term, economic characteristics.

As disclosed in the Company’s Form 10-Q for the quarter ended November 1, 2008, subsequent to the acquisition of CDI, the Company will report in two business segments.  These segments include the operation of retail department stores and a general contracting construction company.

The Company will amend its segment reporting disclosure in future filings as it relates to the retail reportable segment, as follows:

“For our retail reportable segment, in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, we determined our operating segments on a store basis.  Each stores’ operating performance has been aggregated into one reportable segment.  Each store meets the aggregation criteria set forth in SFAS No. 131. We believe our operating segments are aggregated for financial reporting purposes because they are similar in each of the following areas: economic characteristics, class of consumer, nature of products, nature of production processes and distribution methods. Revenues from external customers are derived from merchandise sales and we do not rely on any major customers as a source of revenue. Across all stores, Dillard’s operates one store format under the Dillard’s name where each store offers the same general mix of merchandise with similar categories and similar customers.  The Company believes that disaggregating our operating segments would not provide meaningful additional information.”

Schedule 14

Nominees for Election as Directors, page 7

21.
Please ensure that all of the current directors are included in the two tables on page 7 and, if they are not, revise the tables accordingly. We note that, according to last year’s proxy, this may include Messrs. Davis, Hammerschmidt, Sutton and Watts. Refer to Item 401(a), (e) of Regulation S-K.

Response:

In its 2008 Annual Meeting Proxy Statement, the Company disclosed on page 9 that “Will Davis, John Paul Hammerschmidt, William Sutton and J. C. Watts are not standing for re-election at the 2008 annual meeting.”  However, the Company did not include all the information with respect to those directors required under Item 401(a) and (e) of Regulation S-K.  In future filings beginning with the Schedule 14A relating to its 2009 Annual Meeting (the “2009 Annual Meeting Proxy Statement”), the Company will include the disclosure required by Item 401(a) and (e) of Regulation S-K with respect to those directors not standing for re-election at the annual meeting to which the proxy statement refers.

Compensation Discussion and Analysis, page 10

Overview of Compensation Philosophy, page 10

22.
You discuss that the Compensation Committee considers specific aspects of corporate performance in determining your compensation policies. These factors include stock performance during the fiscal year, sales growth, and growth in margins and pre-tax income. Please revise your discussion to elaborate upon how the achievement of these factors impacts the type and amount of compensation to be paid. For example, we note your use of pre-tax income amounts in determining the amount of annual cash performance bonuses, however, your disclosure does [not] indicate whether you considered any of the other factors you mention here. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

In future filings, the Company will revise its discussion of the aspects of corporate performance the Compensation Committee considered in determining compensation policies in order to elaborate on how the Company’s stock performance during the fiscal year, sales growth (both overall sales and same store sales) and growth in margins and pre-tax income impacts the type and amount of compensation to be paid.  The following disclosure will be incorporated into the section titled “Overview of Compensation Philosophy” in the Company’s 2009 Annual Meeting Proxy Statement:

“The specific aspects of corporate performance that are generally considered when determining our compensation policies include stock performance during the fiscal year, sales growth (both overall sales and same store sales), growth in margins and pre-tax income. For example, the award of annual cash performance bonuses (pursuant to a plan approved by shareholders in 1994  is based on a formula tied to the Company’s realization of pre-tax income and increases in pre-tax income over the past fiscal year.  In addition, the Company uses stock option grants to tie the amount of compensation directly to the market performance of our common stock. Sales and gross margin increases (or decreases) are also considered when making the determination whether to increase base salaries but their significance  may be tempered by competitive pressures and economic conditions over which the company may have little or no control which  could cause year to year fluctuations in sales and margins.”

Role of Comparable Company Analysis in our Compensation Decisions, page 12

23.
You state that the number of the Company’s senior executives has not grown proportionately to the number of senior executives employed by other companies in your comparison group. Please revise your disclosure to discuss why that is the case, and how this fact affects your consideration of your senior executives’ compensation. Refer to Item 402(b) of Regulation S-K.

Response:

In future filings, the Company will revise its disclosure to discuss why the number of its senior executives has not grown in proportion to the number of senior executives employed by other companies in its comparison group, and how this affects the Compensation Committee’s consideration of the Company’s senior executives’ compensation.  The following disclosure will be added at the end of the last paragraph under the section titled “Role of Comparable Company Analysis in our Compensation Decisions” in the Company’s 2009 Annual Meeting Proxy Statement:

”Given recent consolidations and reorganizations in our industry it is not possible to be certain that our competitors continue to manage as they have historically. Nevertheless, the Company believes that its executive management is placed  closer in the chain of command to the associates for whom they are responsible than in other companies. To accomplish this company has  limited the number of senior executive officers to as many as is believed appropriate to effectively manage without unnecessary layers of intermediate managers. Because this approach increases the demands upon the executive’s time and requires a greater depth of knowledge of operations it is believed that their compensation should reflect this increased responsibility.”

Specific Elements of Our Compensation Program — Base Salary, page 12

24.
You indicate that the Compensation Committee “insures that the recommended level of base salary is less than the expected level of base salary” produced by your regression analysis. Please revise your disclosure to indicate why the Compensation Committee has established that as its policy. Refer to Item 402(b) of Regulation S-K.

Response:

In future filings, the Company will revise its disclosure to indicate why the Compensation Committee insures that the recommended level of base salary is less than the expected level of base salary.  The following disclosure will be incorporated into the section titled “Specific Elements of Our Compensation Program – Base Salary” in the Company’s 2009 Annual Meeting Proxy Statement:

“This is done to ensure that the executive understands (a) that his/her responsibility to the shareholders to increase long term value by increasing the value of the Company’s  stock is of greater importance than a guaranteed annual salary and (b) that a bonus tied to performance and profitability is at least  equally as important as salary.”

Specific Elements of Our Compensation Program — Annual Cash Performance Bonus, page 13

25.
You state that the Compensation Committee designates “in its sole discretion” which members of the Company’s senior management are eligible to receive a cash performance bonus in the upcoming year, and that the Compensation Committee “retains the discretion” to reduce and/or eliminate any bonuses that otherwise might be due. Please revise your disclosure to describe the criteria used by the Compensation Committee to make these determinations. Refer to Item 402(b) of Regulation S-K.

Response:

In future filings, the Company will revise its disclosure to describe the criteria used by the Compensation Committee in exercising its discretion in deciding (i) which members of the Company’s senior management are eligible to receive a cash performance bonus in the upcoming year and (ii) whether to reduce and/or eliminate any bonus that might otherwise be due.  The following disclosure will be incorporated into the section titled “Specific Elements of Our Compensation Program – Annual Cash Performance” in the Company’s 2009 Annual Meeting Proxy Statement:

“The Compensation Committee recognizes that the Plan defines the potential bonus recipients as the persons occupying the following positions: (i) the Chief Executive Officer, (ii) the President, (iii) the Executive Vice-Presidents and (iv) the Senior Vice Presidents. In making its determination, it considers the recommendation of senior management. For example, in the past, senior management has recommended that no bonuses be given to senior management as a group because of disappointing operating results and because other employees were not going to be awarded bonuses. In addition, the Company’s performance based on pre-tax income and the individual’s contribution to that performance are considered. In making its determination, the Compensation Committee may consider factors which are more individualized to specific circumstances which were unforseen at the time the original allocations were made. The Compensation Committee also retains the discretion to reduce or eliminate any bonuses that might otherwise be due under the terms of the plan. Because of the uncertainty of market or overall economic conditions the Committee reserves the right to award smaller or no bonuses in order to conserve cash for operations or for other business opportunities that could either preserve or enhance shareholder value.”

26.
In the same section, you state that the Compensation Committee fixes the maximum percentage of the bonus pool to which each individual is entitled. Please revise your disclosure to explain the process by which the Compensation Committee initially fixes this maximum percentage and then determines the amount of bonus that is actually paid to each individual. Refer to Item 402(b) of Regulation S-K.

Response:

In future filings, the Company will revise its disclosure to explain the process by which the Compensation Committee sets the maximum percentage of the bonus pool to which each named executive officer is entitled, as well as how the Compensation Committee determines the amount of bonus that is actually paid to each individual. The following disclosure will be incorporated into the section titled “Specific Elements of Our Compensation Program – Annual Cash Performance” in the Company’s 2009 Annual Meeting Proxy Statement:

“When the Compensation Committee designates the individuals eligible to participate in the cash performance bonus program, it also designates the maximum percentage of the bonus pool each individual will be entitled to receive. The process by which this is accomplished is at the beginning of the year a percentage of the bonus pool is assigned to each participant, taking into consideration the individual’s level of responsibility for both operating results and management of the organization. This could vary from year to year. The year end amount of the individual’s bonus is mathematically determined by applying this percentage to the bonus pool. For example, in April 2008, the bonus pool allocated as follows: William Dillard II -29%; Alex Dillard 29%;  James I. Freeman, Michael Dillard, Drue Corbusier -14%, each.”

27.
Explain why, with respect to fiscal 2007, the Compensation Committee eliminated the bonus award. Reconcile this with your disclosure on page 10 indicating that performance bonuses were paid during each of your prior six fiscal years excluding the 2003 fiscal year.

Response:

In future filings, the Company will revise its disclosure to explain why the Compensation Committee eliminated its bonus award for fiscal 2007.  The following disclosure will be incorporated into the section titled “Specific Elements of Our Compensation Program – Annual Cash Performance.” in the Company’s 2009 Annual Meeting Proxy Statement:

“In fiscal 2006, our pre-tax income was $266,226,000, which was a substantial increase  over fiscal year 2005. This resulted in a bonus pool of $8,558,000, all of which was paid out. In fiscal 2007, our pre-tax income was $66,771,000 and there was no increase in pre-tax income over fiscal year 2006. This resulted in a total available bonus pool of $1,002,000. However, the Compensation Committee eliminated the bonus award for fiscal 2007 because senior management  recommended that no bonuses be given to senior management as a group due to disappointing operating results and because other employees were not going to be awarded bonuses.”

In its 2009 Annual Meeting Proxy Statement, the Company will disclose that it did not pay performance bonuses during fiscal 2003 and 2007.

Specific Elements of Our Compensation Program – Equity-Based Compensation, page 13

28.
You state that the Compensation Committee uses “its own judgment” to determine the level of equity-based compensation that is appropriate for a company of your size and financial performance. Please revise your disclosure to describe the criteria used by the Compensation Committee to make this determination.  For example, explain how you have determined to provide a stock grant award equal to 6% of each executive’s annual total cash compensation in excess of 15%.  Refer to Item 402(b) of Regulation S-K.

Response:

In future filings, the Company will revise its disclosure to describe the criteria used by the Compensation Committee to determine an appropriate level of equity-based compensation.  The following disclosure will be incorporated into the section titled “Specific Elements of Our Compensation Program – Equity Based Compensation” in the Company’s 2009 Annual Meeting Proxy Statement:

“In exercising its judgment as to the appropriate level of equity-based compensation for a company of our size and financial performance, the Compensation Committee recognizes that the equity based compensation provided by the Retirement Plan, Stock Purchase Plan and the Stock Bonus Plan are set by a formula in each plan which the Committee cannot alter. Accordingly, it considers the total long term and short term equity based compensation already afforded to the executive by these plans when making the decision whether to grant stock options as the final element of the equity based portion of the executive’s compensation. The Company’s longstanding non-qualified Stock Bonus Plan was first ratified by the shareholders in 1991 and most recently ratified by the shareholders in 2005.It is exclusively for highly compensated employees who were ineligible to participate in the Qualified Stock Bonus Plan and does not give the Committee any discretion to make any stock grants different from those required by  the formula created in the Plan. This formula was set as in a manner to provide the participant with the same economic benefit available to the participants in the Qualified Stock Bonus Plan.”

29.
You state that no options were granted in either the 2006 or 2007 fiscal year. Please revise the disclosure to describe the criteria on which the Compensation Committee based its decision not to grant stock options in either year. Refer to Item 402(b) of Regulation S-K.

Response:

In future filings, the Company will revise its disclosure to describe the criteria on which the Compensation Committee based its decision not to grant stock options during fiscal years 2006 and 2007.   The following disclosure will be incorporated into the section titled “Specific Elements of Our Compensation Program – Equity Based Compensation – Stock Option Grants” in the Company’s 2009 Annual Meeting Proxy Statement:

“No options were granted during our 2006 or 2007 because the stock options which had been granted in prior years, when considered in conjunction with compensation surveys it periodically conducted for other similar companies, were deemed sufficient for both retaining and rewarding the affected personnel.”

Compensation Benchmarking, page 15

30.
You state that the Compensation Committee considers various factors that differentiate you from your competitors in conducting your annual regression analysis. Please revise the disclosure to provide information about these factors. Refer to Item 402(b) of Regulation S-K.

Response:

In future filings, the Company will revise its disclosure to provide information about the various factors the Compensation Committee believes differentiate the Company from its competitors.   The following disclosure will be inserted as the last sentence in the subsection titled “Compensation Benchmarking” in the Company’s  2009 Annual Meeting Proxy Statement:

“In doing so, we take into account factors such as the relative financial performance of those companies, as well as  certain other factors the Compensation Committee believes differentiate us from those companies such as, for example, the periodic surveys of executive compensation paid by other peer group companies. Additional factors are the Company’s homogenous, unified business plan of operating virtually identical department stores primarily in the southeastern and southwestern parts of the country that allows for more streamlined, cohesive operations and its flatter management structure.”

Other Compensation Considerations, page 15

31.
With respect to the Compensation Recovery Policy, you state that the Compensation Committee will evaluate whether to seek the reimbursement of compensation paid to an officer that later engages in misconduct on a case by case basis. Please revise the disclosure to describe what criteria the Compensation Committee uses to make such evaluations. Refer to Item 402(b) of Regulation S-K.

Response:

In future filings, the Company will revise its disclosure to describe the  criteria the Compensation Committee uses to evaluate whether to seek the reimbursement of compensation paid to an officer that later engages in misconduct.  The following disclosure will be incorporated into the section titled “Other Compensation Considerations - Compensation Recovery Policy” in the Company’s 2009 Annual Meeting Proxy Statement:

“If it should ever occur, when making this determination the Compensation Committee would possibly consider the intent of the officer in engaging in the misconduct, the totality of the circumstances surrounding the misconduct including the expense which the company might have to incur seeking reimbursement as compared to the amount of reimbursement, whether there were additional officers involved and, if so, the role played by the individual in the misconduct.”

Stock Option Practices, page 15

32.
You state that it is in the “sole discretion” of the Compensation Committee to determine whether to grant stock option awards to both executive officers and non-executive employees, as well as to determine the amount and timing of any such grants. Please revise the disclosure to describe the criteria used by the Compensation Committee to make these determinations. Refer to Item 402(b) of Regulation S-K.

Response:

In future filings, the Company will revise its disclosure to describe the criteria used by the Compensation Committee to determine whether to grant stock option awards, as well as the amount and timing of those grants.  The following disclosure will be incorporated into the section titled “Stock Option Practices” in the Company’s 2009 Annual Meeting Proxy Statement:

“The determination of whether to grant these awards to specific individuals, and the amount and timing of any such grants, is made in the sole discretion of the Compensation Committee. In making this determination, the Compensation Committee considers several factors, including but not limited to, the value of aligning the interests of managers with the interests of the Company and its shareholders, the possible dilutive effect on existing shareholders of stock option grants,  the individual manager’s contribution to profit and the price of the stock at the time of the grant.”

Executive Compensation, page 16

Potential Payments Upon Termination or Change-in-Control, page 19

33.
If material to an investor’s understanding of the Company’s compensation structure, please include disclosure that explains why the Company’s pension plan was amended in 2007 to provide for a lump sum payment to be paid to participants within 60 days of a change-in-control of the Company. Refer to Item 402(b) of Regulation S-K.

Response:

In the Company’s 2008 Annual Meeting Proxy Statement, the Company discloses that the Company amended its pension plan in 2007 in order to provide for more stable retirement planning for the officers (See page 14).  The Company will revise its disclosures to include this explanation in the section titled “Potential Payments Upon Termination or Change-in-Control” in the Company’s 2009 Annual Meeting Proxy Statement as follows:

“In order to provide for more stable retirement planning for the officers, because the inherent uncertainties surrounding a change-in-control might lead some officers to retire prematurely or leave the company and as a result of published surveys of like provisions contained in similar plans maintained by other companies, the Company’s pension plan was amended in 2007 to provide for a lump sum payment to be paid to participants within 60 days of a change-in-control of the Company.”

Certain Relationships and Transactions, page 20

34.
Please include disclosure describing your policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Refer to Item 404(b) of Regulation S-K.

Response:

In future filings, the Company will revise its disclosure to describe its policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a).  The following disclosure will be added to the section titled “Certain Relationships and Transactions” in the Company’s  2009 Annual Meeting Proxy Statement:

“It is the policy of the Board of Directors of Dillard’s, Inc.: (1) to require that related persons must disclose to the Board of Directors the material terms of any potential related person transaction, or any material amendment or modification of such a transaction, that may require disclosure in the proxy statement and (2) to provide that the Board of Directors establish in each individual case a group of disinterested directors with the responsibility to review and approve or ratify such potential transaction, or amendment or modification.”

Form 10-Q for the Quarter Ended May 3, 2008
Form 10-0 for the Quarter Ended August 2, 2008
Form 10-0 for the Quarter Ended November 1, 2008

35.
Please revise the certifications filed as Exhibit 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. Specifically, please include the parentheticals appearing in Sections 4(d) and 5 of the certifications.

Response:

The Company acknowledges that its previous certifications filed as Exhibit 31.1 and 31.2 did not include language identical to the language included in Item 601(b)(31) of Regulation S-K.  In future filings, the Company will revise its certification in order to include such language.

In connection with responding to your comments, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

James I. Freeman
Senior Vice President and Chief Financial Officer
Dillard’s Inc.

APPENDIX A

CERTIFICATIONS

I, William Dillard, II, certify that:

1.	I have reviewed this annual report on Form 10-K of Dillard’s, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  April 2, 2008
/s/ William Dillard, II
William Dillard, II
Chairman of the Board and Chief Executive Officer

APPENDIX B

CERTIFICATIONS

I, James I. Freeman, certify that:

1.	I have reviewed this annual report on Form 10-K of Dillard’s, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(c)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(d)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  April 2, 2008
/s/ James I. Freeman
James I. Freeman
Senior Vice-President and Chief Financial Officer